SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 04, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 04, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

4 December 2012

Smith & Nephew plc (the "Company") announces that it has today received notification of the following transactions by Adrian Hennah, Chief Financial Officer, who exercised options and disposed of Ordinary shares of US$0.20 each on 3 December 2012 as follows:

Name of Director:	Adrian Hennah
Plan:
i.           2001 UK Approved Share Option Plan granted 20/06/2006
ii.          2004 Executive Share Option Plan granted 20/06/2006
iii.         2004 Executive Share Option Plan granted 15/03/2007
iv.         2004 Executive Share Option Plan granted 15/08/2008
v.          2004 Executive Share Option Plan granted 13/08/2009

Number of Ordinary shares purchased:	i. 6,900 ii. 54,274 iii. 43,814 iv. 21,703 v. 103,214
Option price per share:	i. 434p per share ii. 434p per share iii. 626.50p per share iv. 622p per share v. 479p per share
No. of Ordinary shares sold to cover tax payment and charges arising on exercise:	i. 4,520 ii. 45,357 iii. 42,726 iv. 21,093 v. 89,620
Total holding following notification:	279,511 Ordinary shares of US$0.20 each

Notes:

a) The shares were sold at a price of 664.2599p per share.

b) The transaction took place in London, UK.

c) The total percentage holding following the notification is less than 0.01% of the Company's issued share capital.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646